SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                          ARC Wireless Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0005 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03878k207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Brean Murray Carret Group Inc.
                               40 West 57th Street
                                   20th Floor
                            New York, New York 10019
                                 (212) 231-3918

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._________                     13D                   Page___ of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Brean Murray Carret Group Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    450,487
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           450,487
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,487
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        450,487
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    450,487
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,487
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Phyllis Quasha
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        450,487
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    450,487
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,487
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     NCC Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    193,890
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           193,890
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     193,890
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Telnem Holdings LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,950
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,950
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.09%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO (limited liability company)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nemazee Capital Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,100
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Hassan Nemazee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    242,134
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        197,940
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           242,134
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    197,940
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     440,074 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.24%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
(1) Consists of 242,134 shares owned by Mr. Nemazee individually, 193,890 shares owned by NCC Limited, 2,950 shares held by Telnem Holdings LLC and 1,100 shares held by Nemazee Capital Corporation.

CUSIP No._______                       13D                   Page___ of __ Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.0005 par value (the "Common Stock"), of ARC Wireless Solutions, Inc. (the "Issuer"), whose principal executive offices are located at 210601 West 48 Avenue, Wheat Ridge, Colorado 80033-2660.

________________________________________________________________________________
Item 2.  Identity and Background.

      This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean"); Q Management Services (PTC) Ltd., a British Virgin Islands company ("Q Management"), as Trustee of the PQ II Trust, a trust administered under the laws of the British Virgin Islands ("PQ II") and as Trustee of the PQ III Trust, a trust administered under the laws of the British Virgin Islands ("PQ III"); Phyllis Quasha ("Quasha"); NCC Limited, a British Virgin Islands company ("NCC Limited"); Telnem Holdings LLC, a New York limited liability company ("Telnem"); Nemazee Capital Corporation, a New York corporation ("NCC"); and Hassan Nemazee ("Nemazee").


The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Q Management, as Trustee of PQ II and as Trustee of PQ III, owns all of the capital stock of Brean. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Brean, and Susan V. Demers, a United States citizen ("Demers"), and Margaret Price Findlay, a citizen of Trinidad and Tobago ("Findlay"), are the directors of Vicali. Q Management is the sole trustee of each of PQ II and PQ III. Each of PQ II and PQ III are revocable trusts. Vicali is the sole director of Q Management. Quasha, an Australian citizen, is the settlor of each of PQII and PQIII and, as such, is in a position, indirectly, to determine the investment and voting positions made by Brean.


Nemazee, a United States citizen, is the sole shareholder, sole director and sole officer of each of NCC Limited and NCC, and the sole managing member of Telnem. As such, Nemazee is in a position to determine the investment and voting positions made by each of Telnem, NCC Limited and NCC.


         The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address                      Principal Business or Occupation

Brean Murray Carret Group Inc.                 Investment holding company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

PQ II Trust                                    Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

PQ III Trust                                   Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Q Management Services (PTC) Ltd.               Private trust company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Phyllis Quasha                                 Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.                     Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan Demers                                   Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Margaret Price Findlay                         Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

NCC Limited                                    Investment holding company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Telnem Holdings                                Investment holding company
40 West 57th Street
Floor 20
New York, NY 10019

Nemazee Capital Corporation                    Investment holding company
40 West 57th Street
Floor 20
New York, NY 10019

Hassan Nemazee                                 Personal investor
40 West 57th Street
Floor 20
New York, NY 10019


      During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

      As described in Item 5(c) below, Brean Murray purchased the 16,118 shares of Common Stock for an aggregate purchase price of $44,361.78 and financed the purchase through cash on hand, and NCC Limited purchased the 15,637 shares of Common Stock for an aggregate purchase price of $43,348.86 and financed the purchase through cash on hand.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

      Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


      (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 890,561 shares of Common Stock as of April 14, 2009, which was approximatelty 28.81% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 3,091,350 shares of Common Stock outstanding as of March 31, 2009 as reported in the Issuer's annual 10-K statement, as filed with the Securities and Exchange COmmission on March 31, 2009).As of April 14, 2009, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person       Shares Beneficially Owned     Percent of Outstanding

Brean Murray Carret Group Inc.        450,487               14.57%

Q Management Services (PTC) Ltd.,     450,487               14.57%
as Trustee of the PQ II and as
Trustee of the PQ III Trust

Phyllis Quasha                        450,487               14.57%

NCC Limited                           193,890                6.27%

Telnem Holdings                         2,950                0.09%

Nemazee Capital Corporation             1,100                0.04%

Hassan Nemazee                        440,074(1)            14.24%

(1) Consists of 242,134 shares owned individually by Nemazee, 193,890 shares owned by NCC Limited, 2,950 shares owned by Telnem and 1,100 shares owned by Nemazee Capital Corporation.

     (b)Brean is deemed to solely have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean. Because of their relationship to Brean as identified in Item 2 above, each of Q Management, as Trustee of PQII and as Trustee of PQ III, Vicali, Demers, Findlay, Q Management and Quasha share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.

      Each of NCC Limited, Telnem, and Nemazee Capital Corporation are deemed to solely have the power to vote, or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by each of them. Beacuse of Nemazee's relationship to each NCC Limited, Telnem and Nemazee Capital Corporation identified in Item 2 above, Nemazee may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by each of NCC Limited, NCC and Telnem.

Nemazee is deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him.

      (c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d:

Reporting Person      Date         Buy/Sell    Number of Shares  Price Per Share

Brean Murray          Feb. 23rd    Buy           1,600 shares       $ 2.81
Brean Murray          Feb. 26th    Buy           2,000 shares       $ 2.76
Brean Murray          Feb. 27th    Buy             850 shares       $ 2.75
Brean Murray          Mar. 2nd     Buy             500 shares       $ 2.75
Brean Murray          Mar. 3rd     Buy             800 shares       $ 2.75
Brean Murray          Mar. 19th    Buy           1,000 shares       $ 2.75
Brean Murray          Mar. 20th    Buy           3,000 shares       $ 2.75
Brean Murray          Mar. 24th    Buy             600 shares       $ 2.75
Brean Murray          Mar. 25th    Buy           2,000 shares       $ 2.75
Brean Murray          Mar. 27th    Buy           1,000 shares       $ 2.71
Brean Murray          Mar. 30th    Buy             368 shares       $ 2.71
Brean Murray          Apr. 14th    Buy           2,400 shares       $ 2.74

NCC Limited           Feb. 23rd    Buy           1,500 shares       $ 2.83
NCC Limited           Feb. 26th    Buy           2,000 shares       $ 2.78
NCC Limited           Mar. 2nd     Buy             400 shares       $ 2.77
NCC Limited           Mar. 2nd     Buy             800 shares       $ 2.77
NCC Limited           Mar. 3rd     Buy             700 shares       $ 2.77
NCC Limited           Mar. 20th    Buy           3,000 shares       $ 2.77
NCC Limited           Mar. 20th    Buy             974 shares       $ 2.77
NCC Limited           Mar. 24th    Buy             600 shares       $ 2.77
NCC Limited           Mar. 25th    Buy           2,000 shares       $ 2.77
NCC Limited           Mar. 30th    Buy           1,000 shares       $ 2.73
NCC Limited           Mar. 31st    Buy             300 shares       $ 2.73
NCC Limited           Apr. 14th    Buy           2,363 shares       $ 2.76


The transactions listed above rel ating to Brean and NCC Limited were effected on the NASDAQ Capital Market.

_________________________________ ______________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Iss uer.

        Jason Young, an executive office r of the Issuer and representative of Brean and Nemazee, has been appointed by th e Reporting Persons to effect the purposes described in Item 4 above. The Re porting Persons may grant Mr.Young proxies to vote the Common Stock held by eac h Reporting Person in the event a meeting is held as contemplated in Item 4.

        Except as described herein, none of the Reporting Persons, and none of the executive officers or directors o f the Reporting Persons, has any contracts, arrangements, understandings or r elationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securitie s of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurence of which would give another person voting or investment power over securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Joint Filing Agreement, dated April 14, 2009.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2009

BREAN MURRAY CARRET GROUP INC.
By: Vicali Services (BVI) Inc.
    Its Director
By:
Name: Susan Demers
Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.               Q MANAGEMENT SERVICES (PTC) LTD.
AS TRUSTEE OF THE PQ II TRUST                  AS TRUSTEE OF THE PQ II TRUST

By: By:
Name: Susan Demers                              Name: Susan Demers
Title: Director                                 Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.

By:
Name: Susan Demers
Title: Director




Phyllis Quasha